July 15, 2011
Ms. Deborah O’Neal-Johnson
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
RE:	Columbia Funds Series Trust II Columbia Commodity Strategy Fund Columbia Flexible Capital Income Fund Post-Effective Amendment No. 26 File No. 333-131683/811-21852
Dear Ms. O’Neal-Johnson:
This letter responds to comments received by telephone on June 22, 2011 for the above-referenced Post-Effective Amendment (“Filing”). Comments and responses are outlined below.
Prospectus for
Columbia Commodity Strategy Fund
Comment 1.	Footnote (b) to the expense table states that certain fees and expenses will be waived or reimbursed. Ensure that all exclusions to the fee cap are clearly stated.

Response:	The footnote disclosure will be revised to state:

Columbia Management Investment Advisers, LLC ~~The investment manager~~ and certain of its affiliates have contractually agreed to waive ~~certain~~ fees and/or to reimburse ~~certain~~ expenses (~~other than~~ excluding certain fees and expenses, such as transaction costs and certain other investment related expenses, interest, taxes, acquired fund fees and expenses, and extraordinary expenses ~~if any~~) until ______________, unless sooner terminated at the sole discretion of the Fund’s Board of Trustees. ~~Any amounts waived will not be reimbursed by the Fund~~. Under this agreement, the Fund’s net ~~fund~~ operating expenses ~~(excluding acquired fund fees and expenses, if any)~~ will not exceed the annual rates of ____% for Class I and ____% for Class W.

Comment 2.	Confirm that, if a contractual fee waiver/reimbursement agreement is reflected in the expense table, the duration of such agreement will be for at least one year from the date of effectiveness of the Fund’s prospectus.

Response:	Confirmed.

Comment 3.	Confirm that, if a contractual fee waiver/reimbursement agreement is not reflected in the expense table, any such agreement will not be described in the expense table or in any footnote to such table.

Response:	Confirmed.

Comment 4.	The first paragraph of the Principal Investment Strategies of the Fund section states that both the Fund and the Subsidiary may invest in fixed income securities and shares of an affiliated money market fund for investment purposes or to serve as margin or collateral with respect to the commodity-linked investments. Confirm that the Fund can buy on margin and supplementally explain how such investments serve as margin.

Response:	Upon entering into a futures contract, the Fund will be required, as security for its obligations under the contract, to deposit with the futures commission merchant (the “futures broker”) an initial margin payment, consisting of cash, U.S. Government securities or other liquid assets accepted by the exchange on which the futures contract trades, typically ranging from approximately 1% to 15% of the contract amount. The initial margin requirements are set by the exchange on which the futures contract is traded and may, from time to time, be modified. In addition, the futures broker may establish margin deposit requirements in excess of those required by the exchange. Initial margin payments will be deposited with the Fund’s custodian bank in an account registered in the futures broker’s name. However, the futures broker can gain access to that account only under specified conditions. The margin deposits made are marked to market daily and the Fund may be required to make subsequent deposits of cash, called “variation margin” or “maintenance margin,” which reflects the price fluctuations of the futures contract.

Comment 5.	Confirm that the Fund and the Subsidiary will not invest in commodity pools.

Response:	The Fund and the Subsidiary currently intend not to invest in commodity pools (except for investments in certain exchange-traded funds and the Fund’s investment in the Subsidiary).

Comment 6.	Ensure that the disclosure about derivatives use is included as part of the Fund’s principal investment strategies or principal risks only if the Fund will invest or anticipates investing a material amount in a derivative instrument. If the Fund will invest or anticipates investing in derivatives to a material extent, clearly state the types of derivatives and describe the specific risks associated with such use.

Response:	The disclosure in the Fund’s principal investment strategies and principal risks relating to use of derivatives conforms to the above comment.

Comment 7.	Supplementally explain how assets outside of the Subsidiary can be used as collateral.

Response:	Consistent with the prospectus disclosure, both the Fund and the Subsidiary may invest in commodity-linked investments. In that regard, as disclosed, the Fund may invest directly and indirectly in commodity-linked investments and, thus, its directly-held assets (i.e., its portfolio of investment-grade fixed income securities and shares of an affiliated money market fund) may serve as margin or collateral for the Fund’s direct commodity-linked investments. Similarly, the Subsidiary’s directly-held assets may serve as margin or collateral for its commodity-linked positions.

Comment 8.	Disclosure within the About the Fund’s Wholly-Owned Subsidiary section of the prospectus and the Organization and Management of Wholly-Owned Subsidiaries section of the Statement of Additional Information (SAI) states that the Subsidiary will bear the fees and expenses incurred in connection with the custody and administrative services that it receives. How does this align with disclosure within the Service Providers section of the SAI that states that the Fund will pay all administrative services fees and custody fees?

Response:	The disclosure within the About the Fund’s Wholly-Owned Subsidiary section of the prospectus and the Organization and Management of Wholly-Owned Subsidiaries section of the SAI previously indicated that the Subsidiary will bear the fees and expenses incurred in connection with the custody and administrative services that it receives. The foregoing disclosure has been modified to clarify that the Subsidiary will bear only the custody fees and expenses incurred in connection with the custodial services that it receives, whereas, in accordance with the SAI disclosure within the Service Providers section, the Fund (and not the Subsidiary) will pay for all administrative services rendered to the Subsidiary.

Comment 9.	Disclosure should be added to the effect that the Subsidiary will be managed according to the same compliance policies and procedures as the Fund.

Response:	The following disclosure, already appearing under the caption About the Fund’s Wholly-Owned Subsidiary section of the prospectus and the Organization and Management of Wholly-Owned Subsidiaries section of the SAI, respectively, has been modified to reflect the following:

“In managing the Subsidiary’s investment portfolio, and in adhering to the Fund’s compliance policies and procedures, Columbia Management will treat the assets of the Subsidiary generally as if the assets were held directly by the Fund.”

Comment 10.	Disclosure within the Fund Management and Compensation section of the prospectus states that the Subsidiary will be managed pursuant to an addendum to the investment management services agreement and an addendum to the subadvisory agreement. Who will pay for the Subsidiary’s investment management and subadvisory services?

Response:	The Fund is responsible for the payment of fees for the Subsidiary’s investment management services, pursuant to the addendum to the investment management services agreement. Columbia Management and the Fund, as parties to the investment management services agreement, and the addendum thereto, have agreed to treat the assets and liabilities of the Subsidiary as if they are held directly by the Fund. In addition, pursuant to the terms of the subadvisory agreement between Columbia Management and Threadneedle International Limited, and the addendum thereto, Columbia Management is responsible for payment of fees for the subadvisory services provided to the Subsidiary. Similarly, the parties to the subadvisory agreement (including the addendum) have agreed to treat the assets and liabilities of the Subsidiary as if they are held directly by the Fund.

Comment 11.	Will the financial statements of the Subsidiary be consolidated with the Fund’s financial statements in the Fund’s annual and semiannual reports to shareholders and will the Subsidiary’s financial statements be audited and filed with the SEC?

Response:	It is the current intent that the Subsidiary will not produce separate financial statements; instead, the Subsidiary’s financial information will be consolidated into the Fund’s financial statements (including that the Subsidiary’s portfolio of investments will be broken out from the Fund’s other portfolio investments), as contained within the Fund’s semi- and audited annual reports to shareholders.

Comment 12.	Will the Subsidiary’s Board of Directors comply with Sections 10 and 16 of the Investment Company Act of 1940, as amended (“the 1940 Act”)?

Response:	In furtherance of the oversight role of the Board of Trustees of the Registrant with respect to the Fund’s investments and the Fund’s role as sole shareholder of the Subsidiary, the members of the Subsidiary’s Board of Directors will serve at the pleasure and under the oversight of the Registrant’s Board and may be replaced by the Registrant’s Board at any time. To reduce costs to the Fund and shareholders, and for administrative ease, it is currently intended that officers of Columbia Management (responsible for the day-to-day management of the Fund) will serve as the members of the Subsidiary’s Board of Directors. Although the Subsidiary will not comply with Section 10 or Section 16 of the 1940 Act, any officers of Columbia Management serving as members of the Subsidiary’s Board will meet the qualification requirements of Section 9 of the 1940 Act.

Comment 13.	Will the Subsidiary have the same auditor as the Fund?

Response:	Yes. Ernst & Young will serve as the independent registered public accounting firm for both the Fund and the Subsidiary.

Comment 14.	Supplementally provide analysis to the staff as to whether the Fund’s investment in the Subsidiary will be considered a liquid investment.

Response:	As disclosed in the SAI, under the caption Illiquid and Restricted Securities, the Fund’s investment in the Subsidiary is considered to be liquid because the Fund may redeem its interest in the Subsidiary (at its current NAV) at any time.

Comment 15.	Will the Subsidiary consent to service of process regarding examinations of its books and records?

Response:	Yes.

Comment 16.	Will the Subsidiary’s Board of Directors sign the Fund’s post-effective amendments to the registration statement?

Response:	No (since, unlike a “master fund,” no more than 25% of the Fund’s total assets would be invested in the Subsidiary).

Comment 17.	Disclosure under the caption Principal Investment Strategies of the Fund in the More Information about the Fund section states that the broad portfolio of investment-grade fixed income securities will generally have a dollar-weighted average portfolio duration of 1 year or less. Consider adding a short explanation of the relation between duration and maturity.

Response:	The following disclosure will be added to the Principal Investment Strategies of the Fund in the More Information about the Fund section of the prospectus:

Duration measures the sensitivity of bond prices to changes in interest rates. The longer the duration of a bond, the longer it will take to repay the principal and interest obligations and the more sensitive it will be to changes in interest rates. For example, a five-year duration means a bond is expected to decrease in value by 5% if interest rates rise 1% and increase in value by 5% if interest rates fall 1%.

Comment 18.	The Commodity Strategy Fund only offers Classes I and W shares. Consider clarifying this fact on page S.2 of the Fund’s prospectus.

Response:	The cover of the prospectus identifies which classes of shares are offered by the Fund and a statement to that effect is included on page S.1, which is as follows:

Not all Funds offer every class of shares. The Fund offers the class(es) of shares set forth on the cover of this prospectus.
Prospectus for
Columbia Flexible Capital Income Fund
Comment 19.	The Principal Investment Strategies of the Fund section states that the Fund may invest broadly in debt securities. Can the Fund invest in any and all types of maturity? Consider adding disclosure of the Fund’s maturity strategy.

Response:	The following disclosure will be added to the Principal Investment Strategies of the Fund section of the prospectus:

The Fund may invest in fixed income securities of any maturity and does not seek to maintain a particular dollar-weighted average maturity. A bond is issued with a specific maturity date, which is the date when the issuer must pay back the bond’s principal (face value). Bond maturities range from less than 1 year to more than 30 years. Typically, the longer a bond’s maturity, the more price risk the Fund, and a bond fund investor, faces as interest rates rise, but the Fund could receive a higher yield in return for that longer maturity and higher interest rate risk.

Comment 20.	Disclosure within the Principal Investment Strategies of the Fund section states that the Fund may invest in issuers of any size. Consider adding small-cap risk disclosure to the Principal Risks of Investing in the Fund section.

Response:	Disclosure addressing the risks of small-caps and mid-caps will be added to the Principal Risks of Investing in the Fund section of the prospectus.

Comment 21.	Disclosure within the More about Annual Fund Operating Expenses section states that annual fund operating expenses are based on estimated expenses for the Fund’s current fiscal period. Confirm that the expense ratios disclosed in the expense table are a good faith estimate of the Fund’s first year expenses.

Response:	Confirmed.
Statement of Additional Information
Comment 22.	Ensure ticker symbols are added on the cover page of the SAI.

Response:	Ticker symbols of applicable share classes will be added to the cover page of the SAI.

Comment 23.	The concentration policy under the Fundamental Policies section of the SAI states: Each Fund will not: “Invest 25% or more of its total assets in securities of corporate issuers engaged in any one industry. The foregoing restriction does not apply to securities issued or guaranteed by the U.S. government or any of its agencies or instrumentalities, or repurchase agreements secured by them. In addition, the foregoing restriction shall not apply to or limit Columbia Commodity Strategy Fund’s counterparties in commodities-related transactions.” Supplementally explain the last sentence.

Response:	For certain transactions, the Fund or Subsidiary may enter into a derivatives transaction in seeking exposure to commodity investments. In this regard, the counterparty with whom the Fund or Subsidiary enters into such transaction (typically, a broker-dealer or futures commission merchant) will not be treated as an issuer for purposes of the foregoing concentration limitation.
In connection with the above-referenced Filing, the Registrant hereby acknowledges the following:
The disclosures in the Filing are the responsibility of the Registrant and the Registrant is fully responsible for the adequacy or accuracy of the disclosures in this Filing. The Registrant represents to the Commission that comments made by the Commission, or the staff acting pursuant to delegated authority, or changes to disclosure in response to staff comments in the Filing reviewed by the staff, do not foreclose the Commission from taking any action with respect to the Filing, and the Registrant represents that it will not assert this action as a defense in any proceeding initiated by the Commission or any person, under the federal securities laws of the United States.
If you have any questions, please contact either me at (212) 850-1703 or Heidi Brommer at (612) 671-2403.
Sincerely,
/s/ Joseph L. D’Alessandro
Joseph L. D’Alessandro
Vice President and Group Counsel
Ameriprise Financial, Inc.